TRIAD MEDICAL INC.
                             2078 Prospector Avenue
                              Park City, Utah 84060
                                February 18, 1998

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

        Re:    TRIAD MEDICAL INC. ("TRIAD")

               Registration Statement on Form S-1 (File No. 333-35499) ("Registration Statement")
               Registration Statement on Form 8-A (File No. 000-23281)

Gentlemen:

        Reference is hereby made to the above-referenced Registration Statement on Form S-1, which was initially filed by TRIAD with the Securities and Exchange Commission ("Commission") on September 11, 1997, and the Registration Statement on Form 8-A filed with the Commission on October 29, 1997 (together with the Registration Statement, the "Registration Statements"), which were submitted in connection with TRIAD's proposed initial public offering.

        Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, TRIAD hereby makes application to withdraw each of the Registration Statements, together with all exhibits and amendments thereto. TRIAD has determined not to proceed at this time with the proposed initial public offering described in the Registration Statement due to volatile and adverse market conditions. TRIAD has not sold any of the shares covered by the Registration Statement. TRIAD's management believes that Commission approval of this application would be consistent with the public interest and the protection of the investors.

        Please provide TRIAD with a copy of the order granting withdrawal of the Registration Statements as soon as available. If you have any questions regarding the above matters, please call either Lance Ruud or me at (435) 645-7200.

                                Very truly yours,

                                            TRIAD MEDICAL INC.
                                            By: /s/ WILLIAM C. KLINTWORTH, JR.
                                                   William C. Klintworth, Jr.,
                                                   President and Chief Executive
                                                   Officer

cc:  Mr. David J. Link (via telecopy)
     Mr. Robert G. Reedy
     Mr. Jeffrey W. Preusse (via telecopy)
     Mr. Ted W. Paris